EXHIBIT 6.7

                        SEPARATION AGREEMENT

BETWEEN:                   AND:
Charles Martin ("CM")      Axion Spatial Imaging, Ltd. ("Company")
2680 Cambridge St.         An Alberta Company
Vancouver, BC V5K 1L5

1.0 On the resignation of CM on the 30th November 1999, the company has agreed to the following severance compensation.
2.0 The company recognizes that CM has held the position of CEO since September 1996 and has not received a salary for his efforts.
3.0 In recognition of the services rendered the company agrees to grant CM a stock option of 400,000 shares of Axion Inc. at $.25 USD per share (see attached stock option agreement for details). The first time the company files a form S-8 with the SEC the company agrees to register the shares.
4.0 In return for compensation of $5,000 USD per month, payable on the first of each month starting December 1st 1999 and ending November 1st 2000 (twelve payments) CM agrees to act as a consultant to the President and New CEO for this period of one year.
5.0  The payment will be payable to Martech Industries.
6.0 The company agrees to pay CM's shareholders loan to Axion Inc. out by the end of the year 2000. Expenses that were incurred and invoiced during 1999 will be paid as soon as possible. Any amounts owing after April 30th 2000 bearing interest at 10% per annum.
7.0 The company acknowledges that CM may be required to travel as part of his consulting duties. Where the company is notified in writing and gives prior written approval to the expense then the company undertakes to be solely responsible for payment of listed expenses.
8.0 By signing this agreement CM acknowledges that he is in full agreement with this separation agreement and will not hold the company or Axion Spatial Imaging Ltd. responsible for any further compensation; unless CM can produce documentation that shows add-itional shareholder loans were made by CM to the company over and above existing amounts, in which case they will be paid as per 6.0 above.
9.0 The company agrees to pay CM legal fees that result from actions taken as an officer or on behalf of the companies since August 1995; as covered in the articles of Axion Spatial Imaging Inc. 10.0 Both parties agree that a signed fax copy of this agreement by both parties is legal and binding.

Axion Spatial Imaging, Inc.            Charles Martin

    /s/ Ian Basford                    /s/ Charles Martin
By: ________________________           ______________________
    Authorized Representative          Signature

      Nov 24                                   Nov 24
Dated____________________, 1999        Dated__________________,1999


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